SHC ADVANCE SERVICES INC.
5/F Chinachem Century Tower
178 Gloucester Road
Wanchai, Hong Kong, PRC

March 2, 2011

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	SHC ADVANCE SERVICES INC. Request for Withdrawal of Amended Registration Statement on Form 10-12G Filed March 2, 2011 File No. 000-54209

Dear Ladies and Gentlemen:

SHC Advance Services Inc. (the “Company”) hereby respectfully requests the withdrawal of its Amended Registration Statement on Form 10-12G (File No. 000-54209) (the “Form 10-12G/A”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 2, 2011 under the Securities Exchange Act of 1934, as amended, effective as of the date hereof or at the earliest practicable date hereafter.

The Company is withdrawing the Form 10-12G/A as the form was incorrectly tagged by our Edgar filer. The Company intends to re-file the Registration Statement on Form 10-12G once the AW is completed.

If you have any questions regarding this request for withdrawal, please contact Barry I. Grossman of Ellenoff, Grossman & Schole LLP at (212) 370-1300.

Thank you for your attention.

Very truly yours,

SHC ADVANCE SERVICES INC.

By:	/s/ Victor Chang
Name:	Victor Chang
Title:	President